Exhibit 2.2

EXECUTION COPY

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 (this “Amendment”), dated as of June 15, 2012, to Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 29, 2012, is by and among Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), Energy Transfer Partners GP, L.P., a Delaware limited partnership and general partner of ETP (“Parent”), Sam Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of ETP (“Merger Sub”), Sunoco, Inc., a Pennsylvania corporation (the “Company”) and, solely as applicable pursuant to Section 8.11 of the Merger Agreement, Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”).

WHEREAS, the parties have heretofore entered into the Merger Agreement, which provides for, among other things, the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation, upon the terms and conditions set forth therein;

WHEREAS, the parties desire to amend certain provisions of the Merger Agreement; and

WHEREAS, the Board of Directors of each of the Company, the general partner of Parent and Merger Sub have each approved the execution, delivery and performance of this Amendment and the consummation of the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual agreements set forth in the Merger Agreement and this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, ETP, Parent, Merger Sub and the Company hereby agree as follows:

1. Definitions. Terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

2. Additional Transactions. Section 8.15(b)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(i) “Additional Transactions” means the following transactions, in the following order: (1) the contribution by the members of Sunoco Partners LLC of their respective interests in Sunoco Partners LLC to ETP in exchange for 50,706,000 Class F Units, and (2) the contribution by the Company of an amount of cash and cash equivalents specified by ETP (but only to the extent that such amount is equal to or less than the Available Cash) to ETP in exchange for a number of Class F Units equal to the amount of such cash divided by $50.00.

3. Partnership Agreement Amendment. Annex A to the Merger Agreement is hereby amended and restated in its entirety in the form set forth in Annex A hereto.

4. References. Each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment. References in Sections 4.22 and 5.19 of the Merger Agreement to clause (3) of the definition of “Additional Transactions” are hereby amended to refer to clause (2) of the definition of “Additional Transactions.”

5. Effect of Amendment. This Amendment shall not constitute an amendment or waiver of any provision of the Merger Agreement not expressly amended and or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein. The Merger Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is in all respects ratified and confirmed hereby.

6. Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

7. Governing Law. This Amendment, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Amendment or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

ENERGY TRANSFER PARTNERS, L.P.
By:	Energy Transfer Partners GP, L.P., its general partner
	By:	Energy Transfer Partners, L.L.C., its general partner
	By:	/s/ Thomas P. Mason
Name: Thomas P. Mason
Title: Senior Vice President and General Counsel
SAM ACQUISITION CORPORATION
By:	/s/ Thomas P. Mason
	Name:	Thomas P. Mason
	Title:	Senior Vice President and General Counsel
ENERGY TRANSFER PARTNERS GP, L.P.
By:	Energy Transfer Partners, L.L.C., its general partner
By:	/s/ Thomas P. Mason
	Name:	Thomas P. Mason
	Title:	Senior Vice President and General Counsel
ENERGY TRANSFER EQUITY, L.P.
By:	LE GP, LLC, its general partner
By:	/s/ John W. McReynolds
	Name:	John W. McReynolds
	Title:	President and Chief Financial Officer

[Signature Page to Amendment No. 1 to the Merger Agreement]

SUNOCO, INC.

By:	/s/ Brian P. MacDonald
Name: Brian P. MacDonald Title: Chairman, President and Chief Executive Officer

[Signature Page to Amendment No. 1 to the Merger Agreement]

AMENDMENT NO. 2 TO

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ENERGY TRANSFER PARTNERS, L.P.

This Amendment No. 2 (this “Amendment No. 2”) to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. (the “Partnership”), dated as of July 28, 2009, as amended by Amendment No. 1 thereto dated as of March 26, 2012 (as so amended, the “Partnership Agreement”), is hereby adopted effective as of [—], 2012, by Energy Transfer Partners GP, L.P., a Delaware limited partnership (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Unitholders in any material respect; and

WHEREAS, Section 13.1(g) of the Partnership Agreement provides that the General Partner, without the approval of any Partner (subject to Section 5.7 of the Partnership Agreement), may amend any provision of the Partnership Agreement to reflect an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6 of the Partnership Agreement; and

WHEREAS, the General Partner has entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) by and among the Partnership, the General Partner, Sam Acquisition Corporation, a Pennsylvania corporation (“Merger Sub”), and Sunoco, Inc. a Pennsylvania corporation (the “Company”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger; and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Partnership is obligated to issue limited partner interests to be designated as Class F Units having the rights, preferences and privileges set forth in this Amendment No. 2; and

WHEREAS, the General Partner has determined that the creation of the new class of Partnership Securities to be designated as “Class F Units” provided for in this Amendment No. 2 will be in the best interests of the Partnership and beneficial to the Limited Partners, including the holders of the Common Units; and

WHEREAS, the General Partner has determined, pursuant to Section 13.1(g) of the Partnership Agreement, that the amendments to the Partnership Agreement set forth herein (other than those amendments to Section 6.4 of the Partnership Agreement) are necessary or advisable in connection with the authorization of the issuance of the Class F Units; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to Section 6.4 of the Partnership Agreement does not adversely affect the Unitholders in any material respect; and

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Amendment.

(a) Section 1.1 of the Partnership Agreement is hereby amended to add or amend and restate the following definitions in the appropriate alphabetical order:

(i) “Class F Percentage” means, with respect to the Class F Units for any date, the percentage determined by multiplying (a) 35% by (b) the quotient obtained by dividing (A) the number of Class F Units Outstanding on such date, by (B)                     ..1

(ii) “Class F Issue Price” means $50.00.

(iii) “Class F Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner (exclusive of its interest as holder of the general partner interest and the Incentive Distribution Rights) and having the rights and obligations specified with respect to Class F Units in this Agreement.

(iv) “Company” means Sunoco, Inc., a Pennsylvania corporation.

(v) “Company Merger” means the merger of Merger Sub with and into the Company contemplated by the Company Merger Agreement.

(vi) “Company Merger Agreement” means the Agreement and Plan of Merger by and among the Partnership, the General Partner, Merger Sub, and the Company, pursuant to which Merger Sub will be merged with and into the Company.

(vii) “ETP Holdco” means ETP Holdco Corporation, a Delaware corporation.

(viii) “ETP Holdco Distributions” has the meaning set forth in Section 5.10(b)(iii)(A).

(ix) “ETP Holdco Items” has the meaning set forth in Section 5.10(b)(ii)(A).

(x) “Merger Sub” has the meaning ascribed to such term in the Company Merger Agreement.

(xi) “Quarterly Reduction Amount” has the meaning set forth in Section 6.4(c).

[1]

This amount will equal the aggregate number of Class F Units issued by ETP at the closing of the Merger, which amount will be equal to the sum of (i) 50,706,000 Class F Units and (ii) the quotient obtained by dividing the amount of cash and cash equivalents contributed by the Company to ETP at the closing of the Merger in connection with the Additional Transactions (as defined in the Company Merger Agreement) by $50.00.

(xii) “Unit” means a Partnership Interest of a Limited Partner or Assignee in the Partnership and shall include Common Units, Class E Units and Class F Units, but shall not include (x) the general partner interest in the Partnership or (y) Incentive Distribution Rights.

(xiii) “Unitholders” means the holders of Common Units, Class E Units and Class F Units.

(xiv) “Unit Majority” means at least a majority of the Outstanding Units (excluding the Class E Units and Class F Units in respect of matters in which the holders of the Class E Units and Class F Units are not entitled to a vote).

(b) Article V of the Partnership Agreement is hereby amended by adding a new Section 5.10 at the end thereof as follows:

“5.10 Establishment of Class F Units.

(a) General. The General Partner hereby designates and creates a series of Units to be designated as “Class F Units” and consisting of a total of              Class F Units.2

(b) Rights of Class F Units. The Class F Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i)	Initial Capital Account. The initial capital account with respect to each Class F Unit will be equal to its Issue Price minus its proportionate share of the principal amount of any public indebtedness of the Company assumed by the Partnership.

(ii)	Allocations.

(A)	The Class F Units shall not be entitled to receive any allocation of any item of Partnership income, gain, loss, deduction or credit attributable to the Partnership’s ownership of ETP Holdco or the Partnership’s ownership of any indebtedness of ETP Holdco or any of its subsidiaries (the “ETP Holdco Items”), and such ETP Holdco Items (which shall not be included in the computation of Net Income, Net Loss, Net Termination Gain or Net Termination Loss for any taxable year while any Class F Units remain Outstanding) shall instead be specially allocated to the General Partner in an amount equal to the General Partner’s Percentage Interest of such ETP Holdco Items and the remainder to the Unitholders (other than the holders of the Class F Units or the holders of the Class E Units) Pro Rata.

[2]

This amount will equal the aggregate number of Class F Units issued by ETP at the closing of the Merger, which amount will be equal to the sum of (i) 50,706,000 Class F Units and (ii) the quotient obtained by dividing the amount of cash and cash equivalents contributed by the Company to ETP at the closing of the Merger in connection with the Additional Transactions (as defined in the Company Merger Agreement) by $50.00.

(B)	The Class F Percentage of any Net Income to be allocated to the Unitholders pursuant to Section 6.1(a)(iii) of this Agreement shall be allocated to the Class F Units and the remaining portion of such Net Income shall be allocated to the Unitholders (other than the holders of Class F Units) in proportion to their relative Percentage Interests; provided, that the amount of Net Income allocated to each Class F Unit for each taxable year shall not exceed the product of (A) the aggregate cash amount distributed to such Class F Unit pursuant to Article VI of this Agreement for such taxable year, multiplied by (B) the quotient obtained by dividing (I) the Partnership’s Net Income allocated to the Unitholders (including the holders of the Class F Units) for such taxable year by (II) the aggregate cash amount distributed (excluding ETP Holdco Distributions) to the Unitholders (including the holders of the Class F Units) pursuant to Article VI for such taxable year.

(C)	The Class F Percentage of any Net Losses to be allocated to the Unitholders pursuant to Section 6.1(b)(ii) of this Agreement shall be allocated to the Class F Units and the remaining portion of such Net Losses shall be allocated to the Unitholders (other than the holders of Class F Units) in proportion to their relative Percentage Interests; provided that Net Losses shall not be allocated pursuant to Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account).

(D)	For each taxable period, each Class F Unit shall be allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B) until the Capital Account of each Class F Unit is equal to its Issue Price. Such allocations will be made prior to any allocations being made to any other Unitholder pursuant to Section 6.1(c)(i)(B) and will be made prior to any allocations being made pursuant to Section 6.1(c)(i)(C). The Class F Units shall be allocated 1% of the remaining aggregate Net Termination Gain, if any, that is to be allocated pursuant to Section 6.1(c)(i) for such taxable period following the allocations made pursuant to Section 6.1(c)(i)(B). No other allocations of Net Termination Gain shall be made to the Class F Units for such taxable period. The Class F Units shall be allocated Net Termination Loss to the same extent as the Common Units.

(E)	Notwithstanding Section 6.2(b)(iii), the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(b) to eliminate Book-Tax Disparities in any Contributed Property received by the Partnership in exchange for the issuance of Class F Units when applying Section 6.2(b)(i) with respect to such Contributed Property and will apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities when applying Section 6.2(b)(ii)(A)(1) with respect to such Contributed Property to the extent such contributed property subsequently becomes Adjusted Property.

(F)	All items of income, gain, loss, deduction or credit attributable to any public indebtedness of the Company assumed by the Partnership in connection with the issuance of the Class F Units shall be specially allocated to the holders of the Class F Units.

(iii)	Distributions.

(A)	For each taxable year, no portion of any Partnership cash distribution attributable to (i) any distribution or dividend received by the Partnership from ETP Holdco or the proceeds of any sale of the capital stock of ETP Holdco or (ii) any interest payments received by the Partnership with respect to indebtedness of ETP Holdco or its subsidiaries (such portion of any Partnership cash distributions, the “ETP Holdco Distributions”) shall be distributed to the Class E Units or the Class F Units.

(B)	For each Quarter following the Quarter in which distributions are first made to the Class F Units, aggregate quarterly distributions, if any, to the holders of the Incentive Distribution Rights provided for in clauses (iii)(B), (iv)(B) and (v)(B) of Section 6.4(a) shall not exceed the amount the holders of the Incentive Distribution Rights would otherwise receive pursuant to such clauses if Available Cash were reduced by the lesser of (A) the amount distributed to the Class F Units and (B) the aggregate ETP Holdco Distributions received by the Partnership, in the immediately prior Quarter.

(C)	The Class F Units will be entitled to receive the Class F Percentage of the portion of any Partnership cash distributions (other than ETP Holdco Distributions) to be made to the Unitholders pursuant to Article VI and the remaining portion of the Available Cash to be distributed shall be made to the Unitholders (other than the holders of Class F Units) in proportion to their relative Percentage Interests; provided, that the aggregate Partnership distributions made to each Class F Unit for each taxable year shall not exceed $3.75.

(iv)	Voting Rights. The Class F Units shall not have any voting rights, except to the extent the Delaware Act gives the Class F Units a vote as a class on any matter. With respect to any matter on which the Class F Units are entitled to vote, each Class F Unit will be entitled to one vote on such matter.

(v)	Redemption and Conversion Rights. The Class F Units will be perpetual and shall not have any rights of redemption or conversion.

(vi)	Certificates; Book-Entry. The Class F Units shall be evidenced by certificates in such form as the General Partner may approve and, subject to the satisfaction of any applicable legal, regulatory and contractual requirements, may be assigned or transferred in a manner identical to the assignment and transfer of other Units

(vii)	Registrar and Transfer Agent. Unless and until the General Partner determines to assign the responsibility to another Person, the General Partner will act as the registrar and transfer agent for the Class F Units.

(viii)	Continuing Liability for Assumed Company Debt. The Company shall continue to be liable for any public indebtedness assumed by the Partnership as a result of the contribution of assets to the Partnership by the Company or its subsidiaries in exchange for Class F Units. The Company, on behalf of itself and its subsidiaries, shall contribute cash to the Partnership immediately prior to the payment by the Partnership of any amount due with respect to such assumed indebtedness, including principal, interest or any other amounts due pursuant to the terms of such indebtedness, in an amount equal to the amount due by the Partnership with respect to such indebtedness. The capital accounts of the Class F Units shall be increased by the amount of such cash contributions, but no additional Class F Units shall be issued to the Company or its subsidiaries as a result of such additional cash contributions. The Company shall provide such additional documentation setting forth such obligation as requested by the Partnership, including but not limited to the issuance to the Partnership of a promissory note of the Company.

(c) Section 6.1(a)(iii)(A)(II) of the Partnership Agreement is hereby amended by replacing “HHI Distributions” with “ETP Holdco Distributions” where such term is used.

(d) Section 6.1(d)(xiii) of the Partnership Agreement is hereby amended by (i) changing the subtitle to “Class E and ETP Holdco Allocations,” (ii) replacing “HHI” with “ETP Holdco” each place where such term is used, (iii) deleting the parenthetical containing “HHI Items” in clause (A), and (iv) replacing “HHI Items” with “ETP Holdco Items” each other place where the term “HHI Items” is used.

(e) Section 6.3(e)(i) of the Partnership Agreement is hereby amended and restated as follows:

“(i) For each taxable year, no portion of any Partnership cash distributions that are ETP Holdco Distributions shall be distributed to the Class E Units.”

(f) Section 6.3(e)(ii) of the Partnership Agreement is hereby amended by replacing “HHI Distributions” with “ETP Holdco Distributions” where such term is used.

(g) Section 6.4 of the Partnership Agreement is hereby amended by adding a new subsection (c) as follows:

“(c) Notwithstanding anything to the contrary in this Section 6.4, and without limiting the provisions of Subsection 6.4(b), for a period of twelve consecutive Quarters commencing with the Quarter in which the Company Merger is consummated, aggregate quarterly distributions, if any, to the holders of the Incentive Distribution Rights provided for in clauses (iii)(B), (iv)(B) and (v)(B) of Subsection 6.4(a) shall be reduced by $17,500,000 per Quarter (the “Quarterly Reduction Amount”); provided, that if any such reduction for a Quarter would result in a negative number, then the Quarterly Reduction Amount for such Quarter shall be adjusted and deemed to be an amount that would result in zero quarterly distributions for such Quarter to the holders of Incentive Distribution Rights provided for in clauses (iii)(B), (iv)(B) and (v)(B) of Subsection 6.4(a).”

Section 2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER:

ENERGY TRANSFER PARTNERS GP, L.P.
By:	Energy Transfer Partner, L.L.C., its general partner

By:
Name:
Title:

[Signature Page to Amendment No. 2 to ETP Partnership Agreement]